For Immediate Release
Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Yemi Rose
+1 212.896.1249 / +1 212.896.1233
jgoldberger@kcsa.com / yrose@kcsa.com

Cascal N.V. Announces First Quarter 2009 Results

▪	Revenue from continuing operations up 12% to $43.0 million
▪	EBITDA from continuing operations up 4.6% to $16.7 million
▪	Net profit from continuing operations up 223% to $5.5 million

London, U.K., Aug. 11, 2008 - Cascal N.V. (NYSE: HOO) (the “Company”), a leading provider of water and wastewater services in seven countries, today announced unaudited financial results for first quarter ended June 30, 2008. Cascal N.V. results are presented in U.S. dollars.

Results for First Quarter to June 30, 2008

For the three months ended June 30, 2008, revenue from continuing operations increased by 12% to $43.0 million, compared to $38.3 million for the same period last year. Approximately $1.4 million was contributed by new projects with the remaining $3.3 million achieved by the Company’s historical portfolio through a combination of rate increases, addition of new customers and higher volumes supplied.

•	Revenue in the UK increased by $0.8 million or 3.2%, compared to the same period last year, primarily as a result of the Company’s scheduled rate increase of 3.68%.

•
Revenue in South Africa increased by $0.7 million or 16%, compared to the same period last year, as a result of the inclusion of revenue from Siza Water for the full three months compared to two months in the same period last year, together with a 7.5% rate increase implemented by the Nelspruit business in July 2007 and continued growth in the customer base. These results were offset in part by $0.4 million due to exchange rate movements.

•
Revenue in Indonesia increased by $0.7 million or 27%, compared to the same period last year, primarily as a result of the 20% rate increase implemented in December 2007, together with increased water demand caused by continued population growth.

•
Revenue in China increased by $1.1 million or 45%, compared to the same period last year, principally as a result of the inclusion of two months of revenue from the Company’s acquisition of the Yancheng joint venture, together with continuing growth in demand, as well as $0.2 million due to exchange rate movements.

•
Revenue in Panama increased by $0.8 million or 38%, compared to the same period last year, as a result of the recognition of $0.5 million of revenue following the client’s recent approval of a rate increase effective from May 2007, along with the impact of a further rate increase effective from April 2008.

EBITDA from continuing operations for the quarter ended June 30, 2008 increased by 4.6% to $16.7 million, compared to $16.0 million for the same period last year. Of the $0.7 million increase, approximately $0.5 million was contributed by new projects and $0.4 million coming from organic growth of the historical portfolio, offset by $0.1 million of additional corporate overhead. The increase in EBITDA was mainly the result of positive advancements in South Africa, China, Indonesia and Panama, partially offset by a reduction in the U.K. due notably to higher electricity prices. Please read “Use of non-GAAP Financial Measures” for a description of EBITDA.

Overall, net financial income and expense from continuing operations decreased by $3.9 million for the quarter ended June 30, 2008, compared to the same period last year. This result was comprised of a $1.6 million decrease in interest expense due mainly to a repayment of borrowings in February 2008 out of the proceeds of the initial public offering, together with a $2.3 million decrease in foreign exchange losses, largely related to those borrowings.

For the quarter ended June 30, 2008, net profit from continuing operations was $5.5 million, or $0.18 per share, compared to net profit of $1.7 million, or $0.08 per share for the same period last year.

The effective tax rate incurred by continuing operations was 34.7% compared to 50.4% in the same period last year. The parent company incurred taxable losses of approximately $0.7 million in the three months ended June 30, 2008 that it was not able to utilize due to insufficient taxable income in The Netherlands. The corresponding amount was higher at $4.5 million for the same period last year due to higher interest costs and foreign exchange losses. The effective tax rate for the same period last year was reduced by the recognition of a deferred tax credit of $0.6 million arising from a change to the standard rate of income tax in the United Kingdom from 30% to 28%.

As referenced above, the revenue and EBITDA for the quarter ended June 30, 2008 included approximately $0.5 million relating to earlier periods as a result of the recognition of a rate increase with effect from May 2007 that was recently approved by the client in Panama. All the invoices corresponding to the rate increases have been approved and accepted by the client but have not been paid. The client is currently sourcing the additional funds in accordance with the relevant policies and procedures of the state of Panama.

Commenting on the Company’s first quarter results, Stephane Richer, Cascal Chief Executive Officer, stated, “I am very pleased with our results for the quarter. Our strategy has been to develop a blended portfolio, whereby we balance our revenue between more stable, developed economies and rapidly growing markets that provide Cascal with tremendous growth opportunities. During the quarter, we achieved solid revenue growth of 12%, a majority of which was the result of organic growth, and maintained strong EBITDA margins within our target range around 40 percent.”

As of June 30, 2008, the Company had cash and cash equivalents of $71.3 million.

Recent Business Highlights

•
Today, Cascal’s UK subsidiary submitted its Draft Business Plan to the industry regulator OFWAT for the period 2010-2015. The plan includes capital expenditures of approximately $120 million and average annual rate increases of 3% above inflation.

•
On August 7, 2008, Cascal announced that a cash dividend of $0.18 per share, recommended by Cascal’s board of directors, was approved at its Annual General Meeting of shareholders held in Amsterdam, The Netherlands. The dividend is payable to shareholders of record on September 24, 2008, and will be payable on September 30, 2008. The shares become ex-dividend on September 22, 2008. Dutch withholding tax will be deducted from the dividend at a rate of 15%, which may be reduced in certain circumstances.

•
On July 23, 2008, Cascal announced that its China Water subsidiary completed the acquisition of a 51 percent stake in a new water company in Zhumadian City, China. Over the initial three years, Cascal expects this new subsidiary to achieve revenues rising from approximately $6 million to approximately $13 million and EBITDA margins improving from slightly below 50 percent to approximately 60 percent.

•
On June 27, 2008, Cascal announced that it had acquired 100 percent of the Servicomunal and Servilampa companies located immediately to the north of Santiago, Chile. These two new businesses operate perpetually held, regulated water and wastewater concessions and will be progressively combined with Cascal's existing operations to provide greater efficiencies. Over the initial three years, Cascal expects these acquisitions to achieve revenues rising from approximately $6 million to approximately $8 million and EBITDA margins improving from approximately 40 percent to approximately 50 percent.

Taxation

•
On July 21, 2008 the U.K. Government’s 2008 Finance Bill received royal assent. This legislation includes changes that progressively phase out the availability of tax deductions for the cost of assets that qualify under the definition of industrial buildings. As a consequence of this new legislation, the Group will recognize a one-time deferred tax liability of approximately $5 million for the year ending March 31, 2009. Recording the deferred tax liability is a non-cash transaction and the cash impact of the new legislation will be spread over the remaining useful economic lives of the assets in question, typically between 40 and 60 years.

•
In the next few months, Cascal expects to introduce changes to the tax attributes of certain group companies to address the underlying inefficiencies within the current tax structure. These changes would enable the effective rate of tax for the group to realign with the statutory rates of 25.5% and 28% in The Netherlands and United Kingdom, respectively.

Conference Call

The Company will host a conference call at 9 a.m. Eastern Time/ 2 p.m. BST on August 12, 2008. On the call, Stephane Richer, CEO of Cascal, and Steve Hollinshead, CFO, will discuss the Company’s results, and review operational highlights and other business developments. The Company invites you to participate on the call at the following telephone numbers: (877) 375-4189 (local), (404) 665-9923 (international), (0800) 032-3836 (UK Freephone). The access code for all callers is 57930879. The call will also be available via webcast at www.cascal.co.uk. Please allow extra time prior to the call to visit the site and to download any necessary software to listen to the Internet broadcast. An online archive of the webcast will be available on the Company’s website for 30 days following the call. A replay of the call will be available from August 12, 2008 at 9.45 a.m., ET/2.45 p.m. BST through September 12, 2008 at 11.59 p.m. ET/ September 13, 2008 at 4.59 a.m. BST. To access the replay, please call (800) 642-1687 (local) or +1(706) 645-9291 (international) and enter the following code: 57930879.

About Cascal N.V.

Cascal provides water and wastewater services to its customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4 million.

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward- looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2008, filed with the SEC on June 25, 2008. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company uses EBITDA as a supplemental measure of its operating performance. The Company defines EBITDA as earnings before interest, taxes, depreciation and amortization. The term EBITDA is not defined under generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with GAAP.

Tables follow

Consolidated Statements of Income

	Three months ended June 30, 2008			Three months ended June 30, 2007
Amounts, except shares	Continuing	Discontinued		Continuing	Discontinued
and per share amounts,	operations	operations	Total	operations	operations	Total
expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	42,956	-	42,956	38,315	861	39,176
Operating Expenses
Raw and auxiliary materials and other external costs	10,011	-	10,011	8,437	190	8,627
Staff costs	9,054	-	9,054	7,818	173	7,991
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,928	-	5,928	5,492	13	5,505
Profit on disposal of intangible and tangible fixed assets	(808)	-	(808)	(6)	-	(6)
Other operating charges	7,177	(3)	7,174	6,082	428	6,510
	31,362	(3)	31,359	27,823	804	28,627
Operating Profit	11,594	3	11,597	10,492	57	10,549
Net Financial Income and Expense
Exchange rate results	(173)	-	(173)	(2,480)	(2)	(2,482)
Interest income	591	8	599	539	11	550
Interest expense	(3,182)	(1)	(3,183)	(4,740)	(5)	(4,745)
	(2,764)	7	(2,757)	(6,681)	4	(6,677)
Profit before Taxation	8,830	10	8,840	3,811	61	3,872
Taxation	(3,067)	-	(3,067)	(1,921)	-	(1,921)
Profit after taxation	5,763	10	5,773	1,890	61	1,951
Minority Interest	(271)	-	(271)	(189)	-	(189)
Net Profit	5,492	10	5,502	1,701	61	1,762
Earnings per share — Basic and Diluted	0.18	0.00	0.18	0.08	0.00	0.08
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343

Revenue by segment

Amounts expressed in thousands of USD	Three months ended June 30, 2008 Unaudited	Three months ended June 30, 2007 Unaudited
United Kingdom	24,198	23,447
South Africa	5,377	4,647
Indonesia	3,411	2,681
China	3,425	2,364
Chile	2,596	2,054
Panama	3,011	2,183
The Philippines	761	711
Holding Companies	1,043	768
Less: Inter-segment sales	(866)	(540)
Continuing operations	42,956	38,315
Discontinued operations - Mexico (note 1)	-	861
	42,956	39,176

1 On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the three months ended June 30, 2008 and 2007. The Company received a termination fee of MXP 10.5 million (USD 1.0 million) and after the costs of termination and receipts for sale of assets made a profit on termination of MXP 1.1 million (USD 0.1 million).

Use of Non-GAAP Financial Measures - EBITDA

EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.

EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:

•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;
•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;
•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.

(Dollars in thousands)	Three months ended June 30, 2008	Three months ended June 30, 2007
Net profit from continuing operations	$5,492	$1,701
Add:
Interest expense/(income) and exchange rate results	2,764	6,681
Taxation	3,067	1,921
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,928	5,492
(Profit) on disposal of intangible and tangible fixed assets	(808)	(6)
Minority interest	271	189
EBITDA from continuing operations	$16,714	$15,978
Revenue from continuing operations	$42,956	$38,315
EBITDA as a percentage of revenue from continuing operations	38.9%	41.7%

Cascal
Consolidated Balance Sheets

Amounts expressed in thousands of USD	June 30, 2008 Unaudited	March 31, 2008
Assets
Fixed Assets
Intangible fixed assets	43,362	18,424
Tangible fixed assets	395,263	366,357
Financial fixed assets	26,602	26,685
	465,227	411,466
Current Assets
Stocks and work in progress	5,053	2,083
Debtors	72,735	54,474
Cash at bank and in hand	71,309	54,380
	149,097	110,937
Total Assets	614,324	522,403
Shareholders’ Equity & Liabilities
Shareholders’ equity	138,758	136,726
Minority shareholders’ interest	18,141	16,101
Group Equity	156,899	152,827
Negative goodwill	1,246	1,232
Provisions & deferred revenue	124,885	126,341
Long term liabilities	240,916	190,190
Current liabilities	90,378	51,813
Total Liabilities	457,425	369,576
Total Shareholders’ Equity and Liabilities	614,324	522,403